April 17, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”)

Registration Statement on Form N-2, File Numbers 811-22546 & 333-186748

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), please find the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on April 16, 2013, relating to the above referenced registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2013, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, and amended on April 4, 2013 (the “Registration Statement”). For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement.

In addition, please find an acceleration request made by the Fund requesting acceleration of the effective date of the Registration Statement to 10:00 a.m., Friday, April 19, 2013 or as soon thereafter as practicable. The Fund notes that because it is filing the Registration Statement as a shelf for future offerings under Rule 415 under the Securities Act, and not for a specific offering, there are no underwriters to join in this acceleration request.

PROSPECTUS

Summary (p. 1)

Who May Want to Invest (p. 1)

1. In your response to our prior comment related to disclosure in the penultimate paragraph of this section that return of capital “generally” results in basis reduction, you responded that the term “generally” is appropriate in this brief summary because to the extent a distribution to a shareholder of the Fund exceeds that shareholder’s basis in its shares, the shareholder would recognize capital gain on the distribution, as described on page 10 of the prospectus under the heading “Tax Considerations.” Please confirm whether a distribution is still a return of capital after the shareholder’s basis has been reduced to zero. Also, please confirm that the disclosure in “Tax Considerations” is correct in that distributions in excess of a shareholder’s basis are treated as capital gains and not as ordinary income.

In response to the Staff’s comment, the Fund notes that a distribution that exceeds the shareholder’s basis will not be treated as a non-taxable return of capital for tax purposes for that shareholder. The Fund also respectfully submits that the current disclosure is accurate in that regard by stating that such distribution will be a non-taxable return of capital “to the extent” of such shareholder’s basis.

The language on page 10 of the prospectus under the heading “Tax Considerations” reads as follows:

“If the Fund’s distributions exceed its current and accumulated earnings and profits as computed for United States federal income tax purposes, such excess distributions will constitute a non-taxable return of capital to the extent of a Common Stockholder’s basis in such holder’s Common Stock and will result in a reduction of such basis. To the extent that excess exceeds a Common Stockholder’s basis in such holder’s Common Stock, the excess will be taxed as capital gain.” [Emphasis added]

The Fund also notes that because a significant portion of its distributions are expected to be in excess of its accumulated earnings and profits, a significant portion of its distributions have the potential to be non-taxable return of capital distributions to shareholders, but those distributions will not be treated as non-taxable returns of capital for shareholders for whom such distributions exceed their basis.

The Fund also confirms that distributions made in excess of a shareholder’s basis will generally be treated as capital gains under U.S. tax law.

Comparison with Direct Investment in MLPs (p. 7)

2. Please highlight the new paragraph added at the end of this section explaining that investors in the Fund are subject to management fees and expenses that would not be borne if they invested directly in MLPs.

In response to the Staff’s comment, the Fund has bolded the last paragraph of this section on page 8. A page of the prospectus showing this change is attached to the end of this letter. The Fund will include this change in its final prospectus to be filed pursuant to Rule 497 under the Securities Act.

Derivatives (p. 10)

3. In response to our prior comment to disclose the Fund’s short-selling strategy and attendant risks under separate headings you added certain new disclosure in the Registration Statement on pages 33 and 70 of the prospectus and page 13 of the SAI, but did not add any new disclosure in the summary box where the comment was made. Please add such disclosure in the summary box.

In response to the Staff’s comment, the Fund respectfully submits that the Fund does not believe additional short sales disclosure is appropriate in the summary box because short sales are not a material strategy of the Fund. The Fund has not used short sales to date and does not currently expect to do so in the near future. In addition, the risk factor disclosure on page 33 is part of the summary box.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Acceleration Request

ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), pursuant to Rule 461 under the Securities Act, hereby requests that the effective date of the Fund’s Registration Statement on Form N-2 (File Numbers 811-22546 & 333-186748) be accelerated so that the Registration Statement may become effective at 10:00 am, Eastern Standard Time, on April 19, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

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should the Commission or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) if you require any additional information with respect to this letter.

Very truly yours,

ClearBridge Energy MLP Opportunity Fund Inc.

By:	/s/ George P. Hoyt
Name: George P. Hoyt
Title: Assistant Secretary

Cc: Sarah E. Cogan

experience a reduction in bases in their shares, which may increase the capital gain, or reduce capital loss, realized upon sale of such shares. See “Certain United States Federal Income Tax Considerations” and “Risks—Tax Risks of Investing in Equity Securities of MLPs.”

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Potential for inclusion in IRAs and other retirement accounts. Because distributions are not considered unrelated business taxable income (“UBTI”), IRAs, 401(k) plans and other employee benefit plans may invest in the Fund.

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Suitable for corporate investments and investment companies. Subject to certain holding period and other requirements, any distributions by the Fund that may be taxable as dividends (i.e., distributions out of the Fund’s current or accumulated earnings and profits) generally will be eligible for the dividends received deduction in the case of corporate stockholders and generally will be treated as “qualified dividend income” eligible for reduced rates of taxation for stockholders taxed as individuals. In addition, the Fund’s Common Stock dividends will be treated as qualifying income for each of the Fund’s Common Stockholders that is an investment company (including mutual funds) that has elected to be taxed as a regulated investment company. In contrast, income received directly by such investment companies from MLPs may not be treated as qualifying income by such investment companies.

Investors in the Fund are subject to the management fees and other expenses of investing in the Fund. Investors investing directly in an MLP do not have to bear these costs.

Leverage	The Fund may seek to enhance the level of its cash distributions to holders of Common Stock through the use of leverage. The Fund currently uses leverage through borrowings and may in the future continue to use leverage through borrowing, including loans from certain financial institutions and/or the issuance of debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33 1/3% of the Fund’s total assets immediately after such Borrowings. In addition, the Fund may enter into investment management techniques that have similar effects as leverage, but which are not subject to the foregoing 33 1/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations. Furthermore, the Fund may use leverage through the issuance of Preferred Stock in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance. The Fund may not use leverage at all times, and the amount of leverage may vary depending upon a number of factors, including Legg Mason Partners Fund Advisor, LLC’s (“LMPFA”) and ClearBridge’s outlook for the market and the costs that the Fund would incur as a result of such leverage. There is no assurance that the Fund’s leveraging strategy will be successful.

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